

May 11, 2012

Via E-mail
Sanford Lang
Chief Executive Officer
INSYNERGY PRODUCTS, INC.
4705 Laurel Canyon Blvd., Suite 205
Studio City, CA 91604

> **Re:** **INSYNERGY PRODUCTS, INC. (f/k/a INSYNERGY, INC.)**
> **Amendment No. 2 to Form S-1**
> **Filed May 3, 2012**
> **File No. 333-179262**

Dear Mr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please update your registration statement for the period ended March 31, 2012.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3371 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Donald G. Davis, Esq.